Navistar International Corporation 2701 Navistar Dr. Lisle, IL 60532 USA P : 331-332-5000 W : www.navistar.com	Richard C. Tarapchak VP & Controller

Confidential Treatment of Portions of this Letter

Has Been Requested by Navistar International Corporation

Pursuant to 17 C.F.R. § 200.83.

Such Omissions Are Denoted as [***Redacted***]

January 25, 2013

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Mail Stop 3561

Washington, DC 20549

Re:	Navistar International Corporation

Form 10-K for the fiscal year ended October 31, 2012, filed December 19, 2012

File No. 001-9618

Dear Ms. Cvrkel:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated January 10, 2013 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2012 of Navistar International Corporation (“Navistar,” the “Company,” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter followed by our responses.

Please note that Navistar is requesting confidential treatment pursuant to Rule 83 of the Rules on Information Request, 17 C.F.R. § 200.83, with respect to certain portions of this letter. Confidential information was omitted by means of redacting a portion of the text, with the word “[***Redacted***]” inserted in place of any portions so omitted. We have separately submitted a copy of this letter containing the redacted portions with the Staff, and requested the return of these materials in accordance with Rule 12b-4 under the Exchange Act of 1934, as amended.

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January 25, 2013	Navistar International Corporation

Annual Report on Form 10-K for the fiscal year ended October 31, 2012

Note 1. Summary of Significant Accounting Policies, page 66

Product Warranty Liability, page 74

1.	We note from your disclosure in footnote B that in the first, second, and fourth quarters of fiscal 2012, you recognized significant adjustments to the warranty accrual for changes in estimates. In light of the $123 million charge made in the first quarter of fiscal 2012, please tell us why you believe the warranty accrual at October 31, 2011 was appropriate. Also, please tell us if you have recognized any additional charges to warranty expense related to changes in estimates subsequent to October 31, 2012.

Response:

As part of our quarterly close process for the first quarter of fiscal 2012, we analyzed $123 million of charges for adjustments to pre-existing warranties to determine if they represented changes in estimates or the correction of errors. We concluded that $112 million of the charges were changes in estimates that were the result the most recently available warranty claims information utilized in determination of warranty accrual balance. In addition, we concluded that $11 million of the charges represented the correction of an error that should have been accrued in prior periods. In the first quarter of 2012, through our analysis of out-of-period adjustments we concluded that the current and prior period financial statements were materially accurate. We have included additional discussion below to provide background on our warranty estimation process, to discuss recent warranty trends, and to further explain the nature of the components of the first quarter adjustment.

In regards to our determination of the warranty accrual balance as of October 31, 2012, we note that the accrual for product warranty was determined through the consistent application of our product warranty accrual estimation process. This process includes the utilization of data available up to the filing of the Company’s Form 10-K. Based on the continued experience of higher warranty spend subsequent to year end as well as the assessment of existing or potential field campaigns, additional charges were recognized and accrued as of October 31, 2012. As of the date of our response, we have not completed our quarterly warranty analysis for the first quarter of 2013, however, we are not aware of any material adjustments to pre-existing warranty. As evidenced by our recent warranty experience we caution that events may occur that could result in future adjustments once our warranty analysis is completed.

Warranty estimation process and background

Our warranty estimates are established using historical information about the nature, frequency, timing, and average cost of warranty claims. Warranty claims are influenced by numerous factors, including new product introductions, technological developments, the competitive environment, the design and manufacturing process, and the complexity and related costs of component parts. We estimate our warranty accrual for our engines and trucks based on engine types and model years. Our warranty accruals take into account the projected ultimate cost-per-unit (“CPU”) utilizing historical claims information. The CPU represents the total cash projected

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to be spent for warranty claims for a particular model year during the warranty period, divided by the number of units sold. The projection of the ultimate CPU is affected by component failure rates, repair costs, and the timing of failures in the product life cycle. Warranty claims inherently have a high amount of variability in both timing and magnitude and are influenced by external factors. Our warranty estimation process takes into consideration numerous variables that contribute to the precision of the estimate and reduces the sensitivity of the model to any one variable, but also adds to the complexity of the model. We perform periodic reviews of warranty spend data to allow for timely consideration of the effects on our warranty accruals. We also utilize actuarial analysis in order to determine whether our accrual estimate falls within a reasonable range.

Recent emissions standards have resulted in rapid product development cycles that have included significant changes from previous engine models. New on-highway emissions standards commenced in the U.S. on January 1, 2007, which reduced allowable particulate matter and allowable nitrogen oxide (“NOx”) and reached the last phase-in period (“EPA 2010 emission standards”) effective with engine model year 2010 (“EPA 2010 emission engines”). Component complexity and increased costs of engine parts associated with meeting emissions standards have contributed to higher repair costs which have exceeded those that we have historically experienced. Initial warranty estimates for new model year products are based on the previous model years product warranty experience until the new product progresses sufficiently through its life cycle and the related claims data becomes mature. Historically, warranty claims experience for launch-year products has been higher compared to the prior model year engines; however, over time we have been able to refine both the design and manufacturing process to reduce both the volume and the magnitude of warranty claims. New product launches require a greater use of judgment in developing estimates until historical experience becomes available. For initial warranty estimates related to new launch year products, we consider historic experience from previous launches and may include a factor in our estimation process to account for the anticipated benefits of improvements in the design and manufacturing processes.

We record adjustments to pre-existing warranties for changes in our estimate of warranty costs for products sold in prior fiscal years. Such adjustments typically occur when claims experience deviates from historic and expected trends. Throughout fiscal 2012, engine warranty claims experience was significantly unfavorable relative to historic experience and expectations. As a result of the increase in warranty spend during 2012 and evaluation of warranty data subsequent to year end, we recognized charges for adjustments to pre-existing warranties that were significantly greater than historic experience.

When we identify cost effective opportunities to correct issues in products sold or corrective actions for safety issues, we initiate product recalls or field campaigns. As a result of the uncertainty surrounding the nature and frequency of product recalls and field campaigns, the liability for such actions are generally recorded when we commit to a product recall or field campaign.

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January 25, 2013	Navistar International Corporation

First Quarter 2012 Adjustments to Pre-existing Warranties

In the first quarter of 2012, we recorded $123 million of charges for adjustments to pre-existing warranties. Our Engine segment recognized charges for adjustments to pre-existing warranties of $101 million related to engines sold in North America and $11 million for engines sold in South America. Our Truck segment recognized charges for adjustments to pre-existing warranties of $11 million for non-engine related warranties.

Engine segment – engines sold in North America

The charges for adjustments to pre-existing warranty related to engines sold in North America are derived from the following three main components:

Adjustments to pre-existing warranties – North American engines
(In millions)
Routine adjustments for changes in estimates	$73
Adjustment for late-in-life spend	13
Adjustment for Canada claims data	12
Other	3

$101

The first component is the result of changes in warranty CPUs due to significant increases in first quarter claims data and the corresponding impact on the warranty estimation process. The second component relates to an adjustment we determined was necessary due to higher than projected late-in-life issue related to a 2008 model year product we identified in the first quarter subsequent to the filing of our Annual Report on Form 10-K for the fiscal year ended October 31, 2012. The third component relates to the availability of data in the first quarter which resulted in the identification of differences in claims experience between engines that operate primarily in the United States and Canada. These three components are discussed in further detail below.

Routine adjustments for changes in estimates: The impact of routine adjustments for changes in estimates represents the impact of the most recently available warranty claims experience on our warranty estimation model and the resulting impact on projected CPUs compared to remaining warranty periods. As part of our quarterly analysis, the CPUs of all engines were estimated with the inclusion of data obtained during the first quarter of 2012. We noted that the routine adjustments for changes in estimates were based on new information available to management and was the result of an increase in warranty claims beyond prior projections in the first quarter of 2012.

The population of engines currently under warranty can be divided into two sub-groups, legacy engines (or pre EPA 2010 emission engines) and EPA 2010 emission engines. Legacy engines include all engines shipped between 2005 and 2010. EPA 2010 emission engines are engines that produce .5NOx or less emission levels which are compliant with 2010 EPA emission standards when combined with emission credits that the Company earned for engines sold in earlier model years that outperformed then current EPA emission standards, or (in later periods) through payment of nonconformance penalties. Of the $73 million of charges in the first quarter that were related to changes in CPUs, $39 million was related to legacy engines and $34 million was related to EPA 2010 emission engines.

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[***Redacted***]

Adjustment for late-in-life spend: As the end of the warranty period for each model year approaches, our warranty process includes analysis to determine whether remaining liabilities for particular model years should be increased, reduced or eliminated based on claims payment activity. Payments continue on older model years because it is not unusual for vehicles to remain in inventory at dealerships for up to and beyond one year resulting in the standard warranty period beginning after the date the engine is shipped to dealers. For engines in model years nearing the end of their warranty period, we analyze claim payment trends by model year to determine if potential shortages or excesses exist in the warranty liability projected by the CPU model. We perform a quarterly evaluation of the remaining liability for each model year with 24 months or more of payments history to recognize potential departures from average spending trends. If significant departures are identified, we evaluate whether or not it is appropriate to consider adjustments to the liability balances prior to the individual model years reaching 48 months of actual payment history.

As a result of unexpected increases in warranty claims associated with later model year engines, our first quarter of 2012 analysis indicated that the warranty reserve for pre-existing model year engines needed to be increased. In addition to the unexpected increase in warranty claims during the quarter, we noted that in subsequent months the warranty claims associated with later model year engines continued at a higher rate. We took this additional data into consideration and adjusted the warranty accrual by $13 million in the first quarter of 2012.

We noted that the adjustment was based on new information available to management and was the result of unexpected increase in the warranty claims for the first quarter of 2012.

Adjustment for Canada claims data: The majority of all engines produced in North America are sold and used in the U.S. Certain engine models produced in 2005 and later (less than 10% of total engines produced since 2005) are only sold in Mexico because they are not EPA compliant in the U.S. The warranty reserve for these engine models are calculated based on claims and performance in Mexico. All other engine model CPUs have historically been calculated based on claims filed in the U.S. only. The underlying assumption for this estimation approach was the belief that any units sold outside the U.S. would experience similar performance as a vehicle sold in the U.S., or would be a small enough percentage of the population that any deviation in warranty experience would not have a material impact on the calculation of the CPU. The largest destination of engines sold outside of the U.S. and Mexico has historically been Canada.

In the first quarter of 2012 subsequent to the filing of our Annual Report on Form 10-K for the fiscal year ended October 31, 2012, we upgraded our existing tool for tracking individual warranty claims. One of the new functional capabilities included in the upgrade is the ability to calculate historical claims that are paid in a foreign currency into U.S. dollars as of the claim process date. Prior to the upgrade, information to make this adjustment to the claims data utilized in our engine warranty model was not readily available. The only population of claims not paid in U.S. dollars is Canadian claims. As a result, we could not adjust Canadian claims to U.S. dollars and apply them to the individual engine model and model year’s data set. With the added ability to adjust historical Canadian claims based on the foreign exchange rate at the time the claim is processed, we are now able to add that data experience to the base CPU calculation.

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The availability of this new data improved our ability to analyze the claims experience for engines sold in Canada. Analysis performed utilizing this data indicated that the base CPUs of several models were higher than prior estimates. The total impact of the inclusion of this data in the base CPU calculation for pre-existing warranties was approximately $12 million, with almost all of that impact on model year 2009 through 2012 engines.

We performed additional analysis and identified that performance of engines sold in Canada has been worse than engine performance in the U.S. For most engine models, Canadian units represent less than 10% of the total North American production population. The calculated impact indicated that certain engine models perform significantly worse in Canada. We determined that the primary drivers for the higher cost per unit were the colder environment in Canada, marginally higher labor rates, and less restrictive regulations that permit vehicles to haul heavier loads than in the U.S.

We noted that the adjustment was the result of our ability to make adjustments to the claims data utilized in our engine warranty model; an ability that did not exist prior to the upgrade of our warranty claims tracking system. We considered whether or not the differences between historic claims experience in engines sold in the U.S. and those sold in Canada should have been known and adjusted for previously. We concluded that our previous assertion that warranty claims experience in the U.S. would be an accurate and reasonable indicator for non-U.S. and non-Mexico warranty claims experience was reasonable based on information available to management prior to the first quarter of 2012.

Engine Segment—Products Sold in South America

The $11 million of charges for adjustments to pre-existing warranties for engines sold in South America was the result of a correction of an error and should have been accrued in prior periods. In 2010, in conjunction with corrective measures taken which were thought to have addressed a warranty issue on a specific product and a related settlement with a customer, management believed that the warranty issue was resolved and therefore ceased accruing for these warranty issues. In subsequent periods, claims were treated as resolution of commercial disputes and charged as period expenses. We subsequently determined that the corrective actions taken to address the warranty issues for previous engines were not effective and were only fully corrected through actions taken for engines built on a go-forward basis. The warranty reserve should not have been reduced for the corrective actions until there was sufficient evidence that the corrective actions were effective. As a result, we concluded that a reserve should have been maintained for the existing engines. As discussed above, through our analysis of out-of-period adjustments in the first quarter of 2012, we concluded that the current and prior period financial statements were materially accurate.

Truck Segment charges

The charges of $11 million for adjustments to pre-existing warranties recorded by our Truck segment was primarily related to field campaigns and to a lesser extent, to our routine, recurring warranty assessment process. As discussed above, when we identify cost effective opportunities to correct issues in products sold or corrective actions for safety issues, we initiate product recalls or field campaigns. As a result of the uncertainty surrounding the nature and frequency of product recalls and field campaigns, the liability for such actions are generally recorded when we commit to a product recall or field campaign.

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January 25, 2013	Navistar International Corporation

2.	Also, with regards to the significant adjustments for changes in estimates that were recognized during the first, second and fourth quarters of fiscal 2012 with respect to your reserves for pre-existing warranties, please explain to us in further detail the nature and specific timing of the events or changes in facts or circumstances that resulted in the significant adjustments for changes in estimates during each of these quarterly periods. We may have further comment upon review of your response.

Response:

During 2012, we recognized $404 million of charges for adjustments to pre-existing warranties. The following table shows the components of the adjustments for pre-existing warranties for 2012:

Components of 2012 charges for adjustments to pre-existing warranties
(In millions)
Routine adjustments for changes in estimate	$225
Field campaigns	103
Loss on extended warranty contracts	47
Other	29

Total charges for adjustments to pre-existing warranties	$404

Routine adjustments for changes in estimates: The impact of routine adjustments for changes in estimates represents the impact of the most recently available warranty claims experience on our warranty estimation model and the resulting impact on projected CPUs compared to remaining warranty periods. As part of our quarterly analysis, the CPUs of all engines were estimated with the inclusion of data obtained during a respective quarter. We noted that the routine adjustments for changes in estimates were based on new information available to management and was the result of the unexpected increase in warranty claims in a respective quarter.

Of the 2012 charges for routine adjustments for changes in estimates, $209 million related to engine warranties and were recognized by our Engine segment and $16 million related to non-engine warranties and were recognized by our Truck segment. In the first, second, and fourth quarters of 2012, our Engine segment recognized charges of $73 million, $64 million, and $64 million, respectively.

[***Redacted***]

Truck segment: The $16 million of charges for adjustments to pre-existing warranty for non-engine products were recognized by our Truck segment and were the result of our routine, recurring assessments. There were no individually significant factors that contributed to the charges. The charges represented the impact of the utilization of the most recently available claims data during 2012 and its impact on the warranty estimation process.

Field Campaigns: When we identify cost effective opportunities to correct issues in products sold or corrective actions for safety issues, we initiate product recalls or field campaigns. As a result of the uncertainty surrounding the nature and frequency of product recalls and field campaigns, the liability for such actions are generally recorded when we commit to a product recall or field campaign. We recognize charges for field campaigns that relate to engines sold in

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January 25, 2013	Navistar International Corporation

prior periods as adjustments to pre-existing warranties. Due to the recent warranty issues, [***Redacted***], and aggressive actions the Company continues to take to address these issues, we experienced a significant increase in the costs associated with field campaigns.

Loss on extended warranty contracts: Optional extended warranty contracts can be purchased for periods ranging from one to ten years. Warranty revenues related to extended warranty contracts are amortized to income over the life of the contract using the straight-line method. Costs under extended warranty contracts are expensed as incurred. We recognize losses on extended warranty contracts when the expected costs under the contracts exceed related unearned revenue. Included in the adjustments to pre-existing warranties for 2012 were net charges of $47 million for losses on extended warranty contracts for our EPA 2010 emissions standard Big-Bore engines. In the second quarter of 2012, as a result of increased warranty claims in the quarter related to EPA 2010 emissions standard Big-Bore engines, the most recent projections of expected costs for the Big-Bore extended warranty contracts began to exceed the related unearned revenue at that point in time. Accordingly, a charge of $24 million was recorded to accrue for the difference between the expected costs and the unearned revenue. In the third quarter of 2012, we updated our projections and reduced the reserve for the loss contracts by $8 million. In the fourth quarter of 2012, as a result of updated projections of the expected costs for Big-Bore extended warranty contracts, which were impacted by increased warranty claims for the associated products in the fourth quarter, we recognized additional charges of $31 million.

Other: The remaining component of the charges for adjustments to pre-existing warranties of $29 million primarily consisted of the items described above recognized in the first quarter of 2012 for late-in-life spend of $13 million, adjustments for Canadian claims data of $12 million, and the correction of an error related to the warranty accrual for engines sold in South America of $11 million, offset by $7 million of favorable warranty adjustments.

Note 2. Restructuring and Impairments, page 76

3.	We note that in the second quarter of 2012, you decided to discontinue accepting orders for the WCC business and in the fourth quarter of 2012 you completed a series of transactions that resulted in ceasing production of the WCC operations. Please explain to us why this business is not presented as discontinued operations in the financial statements as of October 31, 2012.

Response:

In the third quarter of 2011, the Company committed to a restructuring plan of its Workhorse Custom Chassis (“WCC”) and Monaco RV (“Monaco”) recreational vehicles operations (collectively “Custom Products”), including the closure of the Union City, Indiana chassis facility and the wind-down of certain operations at the recreational vehicle (“RV”) motor coach plant in Coburg, Oregon. In the second quarter of 2012, the Company decided to discontinue accepting orders for its WCC business and take certain actions to idle the business. During the fourth quarter of 2012, production at the WCC facilities ceased, however, as of October 31, 2012, the run-off of these operations was not complete. Accordingly, the operations continue to be classified as held and used in accordance with ASC 360-10-45-15, and did not qualify as discontinued operations. We anticipate the run-off of these operations will be completed during the first quarter of 2013 and WCC will be presented as discontinued operations in our Quarterly Report on Form 10-Q for the period ended January 31, 2013.

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Note 14. Commitments and Contingencies

Legal Proceedings, page 111

4.	We note your disclosure that in the Deloitte & Touche LLP litigation, the parties reached a settlement in December 2012. Please tell us if there are any amounts owed by the Company as a result of this settlement arrangement and if so, please tell us whether these amounts have been accrued as of October 31, 2012. If not, please explain to us why you do not believe it is appropriate to recognize an expense for your settlement obligations as of October 31, 2012.

Response:

The December 2012 settlement of the Deloitte & Touche LLP (“Deloitte”) litigation did not result in the Company owing any amounts to Deloitte.

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January 25, 2013	Navistar International Corporation

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (331) 332-2251 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Richard C. Tarapchak
Richard C. Tarapchak
Vice President and Controller